0-29712

02050622

Exhibit index begin on page 2

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a -16 or 15d-16 of
the Securities Exchange Act of 1934

For the six months ended June 30, 2002 Commission File Number: 0-29712

DOREL INDUSTRIES INC.
1255 Greene Avenue, Suite 300
Westmount (Quebec) Canada H3Z 2A4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

CR

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: ______________________
Name: Martin Schwartz
Title: President, Chief Executive Officer

By: ______________________
Name: Jeffrey Schwartz
Title: Vice-President, Finance and Secretary

Date: August 13, 2002

Ex. A

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	Second quarter ended		Six months ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
SALES	239,992	218,619	494,974	463,769
EXPENSES				
Cost of sales	184,370	168,778	379,590	359,146
Operating	24,725	22,397	51,472	45,861
Amortization	6,045	5,974	12,024	11,779
Research and development costs	1,585	1,209	2,671	2,216
Interest on long-term debt	2,228	4,659	5,468	9,771
Other interest	151	113	128	309
	219,104	203,130	451,353	429,082
Income before income taxes and amortization of goodwill	20,888	15,489	43,621	34,687
Income taxes	5,992	3,437	12,997	8,567
Income before amortization of goodwill	14,896	12,052	30,624	26,120
Amortization of goodwill	-	1,997	-	3,933
NET INCOME	14,896	10,055	30,624	22,187
EARNINGS PER SHARE - BASIC:				
Before amortization of goodwill	0.50	0.43	1.06	0.93
Net income	0.50	0.36	1.06	0.79
EARNINGS PER SHARE - DILUTED: (Note 2)				
Before amortization of goodwill	0.49	0.42	1.04	0.92
Net income	0.49	0.35	1.04	0.78
SHARES OUTSTANDING				
Basic - weighted average	29,587,206	28,156,866	28,887,607	28,147,497
Fully Diluted - weighted average	30,343,173	28,622,082	29,481,061	28,509,378

See accompanying notes.

Ex 6

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	2002	2001
BALANCE, BEGINNING OF PERIOD	153,223	127,719
Net income	30,624	22,187
Share issue expenses (net of income taxes - $1,064)	(1,976)	-
BALANCE, END OF PERIOD	181,871	149,906

See accompanying notes.

Ex. C

DOREL INDUSTRIES INC.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	as at June 30, 2002	as at December 30, 2001	as at June 30, 2001
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	10,763	18,640	2,790
Accounts receivable (Note 3)	118,824	93,945	109,390
Inventories	158,720	152,411	170,536
Income taxes refundable	-	5,156	-
Prepaid expenses	15,803	17,178	19,448
Deferred income taxes	9,332	11,195	14,764
	313,442	298,525	316,928
CAPITAL ASSETS	97,164	98,366	98,907
GOODWILL	153,473	151,624	152,277
DEFERRED CHARGES	12,180	12,557	9,397
INTANGIBLE ASSETS	4,124	4,055	3,327
DEFERRED INCOME TAXES	1,012	1,327	1,938
OTHER ASSETS	2,120	2,120	1,120
	583,515	568,574	583,894
LIABILITIES			
CURRENT LIABILITIES			
Bank indebtedness	10,329	7,911	6,017
Accounts payable and accrued liabilities	116,092	104,873	89,341
Income taxes payable	8,261	-	3,637
Current portion of long-term debt	3,128	2,680	2,536
	137,810	115,464	101,531
LONG-TERM DEBT	107,304	225,246	256,505
PENSION OBLIGATION	12,991	12,879	12,939
DEFERRED INCOME TAXES	2,687	3,073	2,729
SHAREHOLDERS' EQUITY			
CAPITAL STOCK (Note 4)	138,008	63,023	63,023
RETAINED EARNINGS	181,871	153,223	149,906
CUMULATIVE TRANSLATION ADJUSTMENT	2,844	(4,334)	(2,739)
	322,723	211,912	210,190
	583,515	568,574	583,894

See accompanying notes.

Ex.D

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2002 (unaudited)
ALL FIGURES IN THOUSANDS OF US $

	Second quarter ended		Six months ended	
CASH PROVIDED BY (USED IN):	**June 30, 2002**	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
OPERATING ACTIVITIES				
Net income from continuing operations:	14,896	10,055	30,624	22,187
Adjustments for:				
Amortization	6,045	7,971	12,024	15,712
Deferred income taxes	343	872	1,758	1,184
Loss (gain) on disposal of capital assets	(13)	(19)	(27)	525
	21,271	18,879	44,379	39,608
Changes in non-cash working capital:				
Accounts receivable	30,345	26,469	(23,588)	(10,510)
Inventories	(27,506)	(22,010)	(4,599)	(26,699)
Prepaid expenses	1,909	(3,145)	1,679	(3,561)
Accounts payable and accrued liabilities	6,749	(27,827)	10,185	(20,657)
Income taxes payable	3,601	499	13,335	2,609
	15,098	(26,014)	(2,988)	(58,818)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	36,369	(7,135)	41,391	(19,210)
FINANCING ACTIVITIES				
Decrease in long-term debt	(112,519)	(19,553)	(117,559)	(8,038)
Issuance of capital stock	74,454	234	74,985	528
Share issue expenses	(1,976)	-	(1,976)	-
Increase in bank indebtedness	581	586	1,302	1,606
CASH USED IN FINANCING ACTIVITIES	(39,460)	(18,733)	(43,248)	(5,904)
INVESTING ACTIVITIES				
Acquisition of subsidiary company	-	(9,503)	-	(9,503)
Cash on hand	-	548	-	548
	-	(8,955)	-	(8,955)
Financed by long-term debt	-	8,955	-	8,955
	-	-	-	-
Proceeds from sale of accounts receivable	-	27,750	-	27,750
Additions to capital assets - net	(4,852)	(2,757)	(7,588)	(4,197)
Deferred charges	(611)	(1,155)	(1,121)	(2,024)
Intangible assets	(440)	(51)	(683)	(333)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(5,903)	23,787	(9,392)	21,196
Effect of exchange rate changes on cash	3,029	(940)	3,372	38
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,965)	(3,021)	(7,877)	(3,880)
Cash and cash equivalents, beginning of period	16,728	5,811	18,640	6,670
CASH AND CASH EQUIVALENTS, END OF PERIOD	10,763	2,790	10,763	2,790

See accompanying notes.

Ex. E

Notes to the Consolidated Financial Statements
As at June 30, 2002
All figures in US$ (Unaudited)

1. Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements. These consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 30, 2001.

Change in Accounting Principles

Earnings per share
In the third quarter of 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3500, "Earnings per Share" which was applied retroactively with prior periods being restated. This section requires the treasury stock method be used rather than the imputed earnings method for determining the dilutive effect of warrants and options when calculating diluted earnings per share. Adoption of the new recommendations did not have a significant impact on the diluted earnings per share calculation.

Stock Based Compensation
Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, "Stock-Based Compensation and other Stock-Based Payments". This new section is similar to existing U.S. GAAP requirements covered by the United States Financial Accounting Standards Board standard SFAS No. 123 and by the guidelines of Accounting Principles Board Opinion No. 25 in that it establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Currently the Company may under various plans, grant stock options on the Company's Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options are granted, less any discounts permitted by law and by regulations of the securities authorities to which the Company is subject. Section 3870 encourages companies to apply the fair value based method of accounting to all employee stock-based compensation plans, but requires them to do so only for specific types of stock-based payments, of which the Company has none.

Therefore, the Company has elected not to record any related compensation expense in the Company's results of operations. Had the Company elected to recognize compensation costs based on the fair value at the date of grant consistent with the provisions of the guidelines, the Company's net income and earnings per share for the six months and quarter ending June 30, 2002 would have been reduced by $504 thousand or $0.02 per share and $252 thousand or $0.01 cent per share respectively. Note that in the first year of application, comparative disclosures need not be provided for prior years.

Goodwill
Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Section 1581, "Business Combinations", and Section 3062, "Goodwill and Other Intangible Assets". Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Also in accordance with the new standards, goodwill and intangible assets with an indefinite life are no longer amortized to income, but rather are assessed for impairment on an annual basis. As detailed on the Income Statement, goodwill amortization for the six months and second quarter of 2001 amounted to $3.9 million or $0.14 per share and $2.0 million or $0.07 per share respectively.

In addition as part of the new standard, a transitional impairment test of the goodwill's value is required as of December 30, 2001. The Company has completed its assessment and has concluded that no impairment existed as at December 30, 2001.

Ex. 6

Segmented Information

The Company has changed the structure of its internal organization with respect to the manufacture and sale of metal and wood furniture previously reported within the Home Furnishings segment. These products are now considered part of the Ready-to-Assemble (RTA) segment. Accordingly, results for the prior period as previously reported have been restated to reflect this change and are included in the RTA segment as shown in Note 6 to these financial statements.

Reclassifications

Certain of the prior year's accounts have been reclassified to conform to the 2002 financial statement presentation.

2. Earnings per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Second Quarter Ended June 30		Six months Ended June 30	
	2002	2001	2002	2001
Weighted daily average number of Class A Multiple and Class B Subordinate Voting Shares	29,587,206	28,156,866	28,887,607	28,147,497
Dilutive effect of stock options and share purchase warrants	755,966	465,216	593,454	361,881
Weighted average number of diluted shares	30,343,173	28,622,082	29,481,061	28,509,378
Number of anti-dilutive stock options or share purchase warrants excluded from fully diluted earnings per share calculation	100,000	200,000	100,000	384,000

3. Sale of Accounts Receivable

On June 22, 2001, the Company entered into an agreement with a third party to sell $30 million of eligible accounts receivable at a discount. Under this agreement, the Company acts as the servicer of the receivable and is permitted to sell, on a revolving basis, additional eligible accounts receivable to the extent amounts are collected on previously sold receivables. As of June 30, 2002, the Company sold $30.0 million of accounts receivable under this agreement and excluded this amount from the accounts receivable balance at June 30, 2002. The Company also recorded a retained interest in the sold receivables representing the estimated fair value retained at the date of sale. At June 30, 2002, the retained interest totalled $2.25 million.

Ex. E

4. Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

	Six Months Ended June 30, 2002		Year Ended December 30, 2001		Six Months Ended June 30, 2001	
	Number	Amount ('000)	Number	Amount ('000)	Number	Amount ('000)
Class A Multiple Voting Shares						
Balance, beginning of period	4,940,360	$2,168	5,035,260	$2,207	5,035,260	$2,207
Converted from Class A to Class B	(8,200)	(3)	(94,900)	(39)	(43,100)	(18)
Balance, end of period	4,932,160	2,165	4,940,360	2,168	4,992,160	2,189
Class B Subordinate Voting Shares						
Balance, beginning of period	23,230,132	60,855	23,090,232	60,288	23,090,232	60,288
Converted from Class A to Class B	8,200	3	94,900	39	43,100	18
Issuance of capital stock (1)	2,929,200	72,435	-	-	-	-
Issued under stock option plan	179,000	2,550	45,000	528	45,000	528
Balance, end of period	26,346,532	135,843	23,230,132	60,855	23,178,332	60,834
TOTAL CAPITAL STOCK		$138,008		$63,023		$63,023

(1) Under an agreement dated April 26, 2002 between the Company and a syndicate of underwriters led by CIBC World Markets Inc., the Company agreed to sell and the underwriters agreed to purchase on May 22, 2002 2,929,200 Class B Subordinate Voting Shares at a price of $CAN 38.50 for an aggregate consideration of $CAN 112.8 million, all pursuant to a prospectus dated May 8, 2002.

Ex. E

5. Stock Options

Under various plans, the Company may grant stock options on the Class B Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees. The exercise price is the market price of the securities at the date the options may be granted. No option may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2012.

The Company's stock option plan is as follows:

	Six Months Ended June 30, 2002		Year Ended December 30, 2001		Six Months Ended June 30, 2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of period	1,402,000	$13.72	1,503,000	$13.72	1,503,000	$13.72
Granted	884,000	20.80	15,000	16.47	15,000	16.47
Exercised	(179,000)	15.44	(45,000)	11.73	(45,000)	11.73
Cancelled	-	-	(71,000)	16.62	(47,000)	16.62
Options outstanding, end of period	2,107,000	$16.50	1,402,000	$13.65	1,426,000	$13.72

A summary of options outstanding at June 30, 2002 is as follows:

Total Outstanding				Total Exercisable	
Options	Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life	Options	Weighted Average Exercise Price
2,107,000	$12.47-$24.52	$16.50	2.86	788,000	$12.77

Ex. E

6. Segmented Information

For the Three Month Period Ended June 30, 2002 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
Sales to customers	$ 130,834	$ 62,940	$ 46,218	$ -	$ 239,992
Inter-segment sales	-	-	-	(-)	-
TOTAL OPERATING REVENUE	130,834	62,940	46,218	(-)	239,992
OPERATING PROFIT	$ 10,133	$ 11,490	$ 4,409		26,031
Corporate expenses					2,764
Interest					2,379
Income taxes					5,992
NET INCOME					$ 14,896
Amortization	$ 3,918	$ 1,205	$ 601		
Amortization of goodwill	$ -	$ -	$ -		

For the Three Month Period Ended June 30, 2001 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
Sales to customers	$ 131,558	$ 53,683	$ 33,378	$ -	$ 218,619
Inter-segment sales	-	1,319	391	(1,710)	-
TOTAL OPERATING REVENUE	131,558	55,002	33,769	(1,710)	218,619
OPERATING PROFIT*	$ 9,796	$ 8,919	$ 1,612		20,327
Corporate expenses					2,063
Interest					4,772
Income taxes					3,437
NET INCOME					$ 10,055
Amortization	$ 3,786	$ 1,281	$ 624		
Amortization of goodwill	$ 1,928	$ 69	$ -		

Note that there has not been a material change in the relative value of segmented asset information nor the geographic segment information disclosed in the most recently audited annual consolidated financial statements dated December 30, 2001. As such, these amounts are not disclosed here.

Ex. E

For the Six Month Period Ended June 30, 2002 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
Sales to customers	$ 278,715	$ 133,853	$ 82,406	$ -	$ 494,974
Inter-segment sales	-	-	-	(-)	-
TOTAL OPERATING REVENUE	278,715	133,853	82,406	(-)	494,974
OPERATING PROFIT	$ 24,061	$ 23,989	$ 6,021		54,071
Corporate expenses					4,854
Interest					5,596
Income taxes					12,997
NET INCOME					$ 30,624
Amortization	$ 7,992	$ 2,304	$ 1,119		
Amortization of goodwill	$ -	$ -	$ -		
Goodwill Carrying Value	$ 149,051	$ 4,422	$ -		

For the Six Month Period Ended June 30, 2001 (All figures in thousands)

	Juvenile	Ready-to-Assemble	Home Furnishings	Eliminations	Consolidated
Sales to customers	$ 270,158	$ 128,870	$ 64,742	$ -	$ 463,769
Inter-segment sales	8	2,245	391	(2,644)	-
TOTAL OPERATING REVENUE	270,166	131,115	65,136	(2,644)	463,769
OPERATING PROFIT*	$ 21,479	$ 21,519	$ 1,912		44,910
Corporate expenses					4,077
Interest					10,080
Income taxes					8,566
NET INCOME					$ 22,187
Amortization	$ 7,450	$ 2,652	$ 1,113		
Amortization of goodwill	$ 3,793	$ 140	$ -		
Goodwill Carrying Value	$ 147,632	$ 4,645	-		

* Includes goodwill amortization

Ex. F

COMMUNIQUÉ

JUVENILE

Cosco

Maxi-Miliaan B.V.

Safety 1st

Dorel (U.K.)

READY-TO-ASSEMBLE

Ameriwood

Ridgewood

HOME FURNISHINGS

Dorel Home Products

Cosco

Dorel Asia

EXCHANGES

CANADA:
Toronto
Stock Exchange:
DII.A, DII.B

U.S.A.:
NASDAQ:
DIIBF

CONTACT:
Maison Brison
Rick Leckner
(514) 731-0000

Dorel Industries Inc.
Jeffrey Schwartz
(514) 934-3034

DOREL ANNOUNCES STRONG SECOND QUARTER

Record First Half Cash Flow From Operations; Company Maintains Fiscal Year Guidance

Montreal, August 13, 2002? Dorel Industries Inc. (TSX: DII.A; DII.B; NASDAQ: DIIBF) today released strong second quarter results for the period ended June 30, 2002. The Company reported that second quarter earnings were up 48% to $14.9 million, on sales of $240 million, a 9.8% year over year increase. Six-month earnings rose 38% to $30.6 million on sales of $495 million, up 6.7% from last year. Excluding goodwill amortization, net income in 2001 for the quarter and the six-month period ended June 30, 2002 were $12.1 million and $26.1 million respectively.

During the quarter, Dorel successfully concluded the issuance of 2.93 million shares that provided the Company with net proceeds of USD $69.4 million. The proceeds were used to pay down existing debt. It should be noted that the additional shares had the impact of diluting the results in the quarter by 2 cents per share.

Results for the second quarter and six months ended June 30, 2002 were as follows:

Summary of Financial Highlights			
Second quarter ended June 30			
All figures in thousands of US $			
	2002	2001	Change %
Revenue	239,992	218,619	9.8%
Income before amortization of goodwill	14,896	12,052	23.6%
Per share – Basic	0.50	0.43	16.3%
Per share – Diluted	0.49	0.42	16.7%
Net income	14,896	10,055	48.1%
Per share – Basic	0.50	0.36	38.9%
Per share – Diluted	0.49	0.35	40.0%
Average number of shares outstanding –			
Diluted weighted average	30,343,173	28,622,082	

Ex. F

Summary of Financial Highlights			
Six months ended June 30			
All figures in thousands of US $			
	2002	**2001**	**Change %**
Revenue	494,974	463,769	6.7%
Income before amortization of goodwill	30,624	26,120	17.2%
Per share – Basic	1.06	0.93	14.0%
Per share - Diluted	1.04	0.92	13.0%
Net income	30,624	22,187	38.0%
Per share – Basic	1.06	0.79	34.2%
Per share - Diluted	1.04	0.78	33.3%
Average number of shares outstanding –			
Diluted weighted average	29,481,061	28,509,378	

***Note:** All 2002 figures take into account the new accounting treatment of goodwill amortization that went into effect January 1, 2002.*

READY-TO-ASSEMBLE FURNITURE

Dorel's Ready-To-Assemble Furniture segment posted sales of $63 million, up 17% over the previous year's second quarter sales of $54 million despite a slowdown in the North American economy. Operating earnings increased 27.8% to $11.5 million. For the six-month period, sales were up 4% to $134 million, while earnings from operations increased 10.8% to $24.0 million from $21.7 million a year ago.

"The second quarter is traditionally the slowest in the RTA sector, but this year we were able to top the $60 million sales level which is a first for the second quarter, " commented Dorel President and CEO, Martin Schwartz. "We benefited from the fact that one of our major customers in the United States that recently re-organized under Chapter 11 continues to make up for orders that we lost near the end of 2001 and in early 2002. The RTA division's performance was also enhanced by strong productivity improvements and favourable raw material costs. RTA remains on track to generate sales of between $270 and $285 million in 2002 with earnings from operations in the range of 16.5% to 17.5% of sales."

JUVENILE

Sales in the Juvenile segment were flat in the quarter at $131 million, while earnings from operations decreased by 13.6% to $10.1 million compared to the second quarter one year ago. Year to date sales were up 3% to $279 million, while earnings dipped 4.8% to $24 million from $25.3 million a year ago. In North America, sales were negatively affected by a slowdown in car seat shipments as the industry prepared for the introduction of the new LATCH car seats early in the third quarter.

In Europe, profitability was affected by a combination of factors. There has been a slowdown in retail activity in Europe, particularly in Germany, which affected sales as a whole. In contrast, despite this weaker economic environment, demand for the Quinny brand of strollers exceeded expectations, creating certain difficulties in supplying the market. Major changes have been made to the stroller supply chain that will have the immediate impact of improving Dorel's ability to serve customers and increase sales.

"The European market remains challenging where consumers seem particularly cautious, but we are confident that our strong management team, broad product mix, better supply chains and new product will allow for continued improvement," said Mr. Schwartz. "In North America, we continue to improve our operations and our recently appointed President of the Dorel Juvenile Group USA has initiated several changes which are beginning to have a positive impact on the business. We are confident that the programs we are putting in place in the Juvenile segment will allow us to have a strong second half of 2002, unlike last year, which ended poorly. Therefore we remain on track to meet our prior guidance of sales in Juvenile of between $525 and $575 million and earnings from operations of between 8.5% - 9.5%."

HOME FURNISHINGS

Home Furnishings sales rose 39% to $46.2 million while earnings from operations were up 174% to $4.4 million compared to the second quarter one year ago. For the six-month period sales rose 27.3% to $82 million while earnings jumped 215% to $6.0 million from $1.9 million last year. All business units in the segment showed strong sales increases in the quarter. Additionally, the Company's futon business was solidly profitable thanks to higher volumes, spectacular increases in productivity at the Montreal plant and a better control of raw material costs.

Dorel Asia was another strong contributor to the segment, as it continues to develop its business of designing and importing unique furniture products for North American mass merchants. An example of this was the overwhelming success of a new line of leather reclining chairs introduced during the quarter. Dorel Asia was started only three years ago and is already accounting for a large share of the segment's turnaround.

"Though still the smallest of our segments, Home Furnishings continues to grow in importance," stated Mr. Schwartz. "Whereas last year at this time it accounted for 14% of our sales and only 4% of our earnings from operations, this year those figures are 17% and 11% respectively. We are maintaining our sales guidance of between $165 and $175 million and conservatively expect earnings from operations to be 4% to 5% of sales."

LIQUIDITY AND CAPITAL RESOURCES

Cash flow management continued to improve. Cash flow from operations was $36.4 million in the quarter versus a use of cash of $7.1 million one year ago. Year-to-date cash flow from operations was $41.4 million versus a use of cash of $19.2 million in 2001, a $60 million dollar improvement. This was as a result of better control on working capital and healthy profits. This improvement along with the proceeds of the shares issued in the quarter has allowed the Company to lower net debt levels to $110 million and its debt-to-equity ratio to its lowest level since 1988.

OUTLOOK

"We are pleased with the Company's second quarter performance," stated Mr. Schwartz. "Despite the continued turbulent economic conditions in Europe and North America, we were able to improve over last year's results. The economy continues to send conflicting signals about whether or not it will stage a robust recovery in the second half. Despite these uncertainties, we are maintaining our guidance for the 2002 fiscal year of diluted earnings per share in the range of $1.90 to $2.00. Our strong balance sheet allows us to be well positioned for any acquisitions that meet our criteria and business strategy."

PROFILE

Dorel Industries Inc. is a rapidly growing global consumer products manufacturer specializing in three product areas: juvenile products, ready-to-assemble (RTA) furniture, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,600 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.

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INFORMATION FOR SHAREHOLDERS:

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:00 P.M. Eastern Daylight Saving Time. Interested parties can join the call by dialing (514) 985-7005 (Montreal or overseas) or (888) 942-8158 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-800-558-5253 and entering the passcode 20810075 on your phone. This tape recording will be available on Tuesday, August 13 as of 3:00 P.M. until 11:00 P.M. on Thursday, August 15.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.